Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Chicken Meat-Tech Ltd:

We consent to the use of our report dated October 21, 2020, with respect to the statements of financial position of Chicken Meat-Tech Ltd. (formerly MeaTech Ltd.) as of December 31, 2019 and 2018, the related statements of income and comprehensive loss, changes in capital (deficit), and cash flows for the year ended December 31, 2019, and the eight months ended December 31, 2018, and the related notes, included herein and to the reference to our firm under the heading 'Experts' in the prospectus.

Our report refers to a change to the presentation currency to the US dollar.

Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
October 21, 2020